Exhibit 99.13

Condensed Interim Consolidated Financial Statements

(Expressed in U.S. dollars)

Greenbrook TMS Inc.

Three months ended March 31, 2020

(Unaudited)

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	March 31, 2020	December 31, 2019

Assets

Current assets:
Cash	$3,212,676	$7,947,607
Accounts receivable, net	10,956,475	10,091,087
Prepaid expenses and other	1,966,060	1,912,744
	16,135,211	19,951,438

Property, plant and equipment (note 6)	1,716,532	1,666,331
Intangible assets (note 7)	6,091,898	6,207,731
Goodwill (note 5)	3,707,650	3,707,650
Right-of-use assets (note 8)	26,412,379	25,430,956

	$54,063,670	$56,964,106

Liabilities and Shareholders’ Equity (Deficit)

Current liabilities:
Accounts payable and accrued liabilities (note 9)	$7,355,003	$7,011,849
Loans payable (note 10(a))	80,762	101,107
Lease liabilities (note 8)	5,195,652	4,707,853
Non-controlling interest loans (note 10(b))	71,430	69,674
Provisions (note 11)	–	18,792
Deferred and contingent consideration (note 5)	1,050,000	1,274,402
	13,752,847	13,183,677

Long-term portion of loans payable (note 10(a))	98,899	150,392
Long-term portion of lease liabilities (note 8)	21,540,683	20,683,904
	35,392,429	34,017,973

Shareholders’ equity (deficit):
Common shares (note 12)	50,185,756	50,185,756
Contributed surplus (note 13)	2,866,657	2,757,252
Deficit	(34,599,554)	(30,441,280)
	18,452,859	22,501,728
Non-controlling interest (note 21)	218,382	444,405
	18,671,241	22,946,133

Contingencies (note 14)
Subsequent events (note 23)

	$54,063,670	$56,964,106

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Three months ended
	March 31, 2020	March 31, 2019

Revenue:
Service revenue	$11,420,502	$6,607,198

Expenses:
Direct center and patient care costs	5,881,290	3,456,616
Other regional and center support costs (note 22)	3,393,292	1,715,462
Depreciation (notes 6 and 8)	1,406,124	808,120
	10,680,706	5,980,198

Regional operating income	739,796	627,000

Center development costs	229,507	264,696
Corporate, general and administrative expenses (note 22)	3,876,496	2,332,342
Share-based compensation	109,405	294,159
Amortization (note 7)	115,833	–
Interest expense	657,834	397,840
Interest income	(8,482)	(21,950)

Loss before income taxes	(4,240,797)	(2,640,087)

Income tax expense (note 16)	–	–

Loss for the year and comprehensive loss	$(4,240,797)	$(2,640,087)

Loss for the period attributable to:
Non-controlling interest (note 21)	$(82,523)	$(69,665)
Common shareholders of Greenbrook TMS	(4,158,274)	(2,570,422)

	$(4,240,797)	$(2,640,087)

Net loss per share (note 20):
Basic	$(0.08)	$(0.05)
Diluted	(0.08)	(0.05)

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook tms Inc.

Condensed Interim Consolidated Statements of Changes in Equity (Deficit)

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Common shares		Contributed		Non-controlling	Total equity
Three months ended March 31, 2019	Number	Amount	surplus	Deficit	interest	(deficit)

Balance, December 31, 2018	47,524,375	$26,882,622	$1,745,079	$(14,531,401)	$544,465	$14,640,765
Net comprehensive loss for the period	–	–	–	(2,570,422)	(69,665)	(2,640,087)
Share-based compensation (note 13)	–	–	294,159	–	–	294,159
Payments to non-controlling interest			–	–	(138,750)	(138,750)
Non-controlling interest subsidiary investment	–	–	–	–	65,000	65,000

Balance, March 31, 2019	47,524,275	$26,882,622	$2,039,238	$(17,101,823)	$401,050	$12,221,087

	Common shares		Contributed		Non-controlling	Total equity
Three months ended March 31, 2020	Number	Amount	surplus	Deficit	interest	(deficit)

Balance, December 31, 2019	58,418,443	$50,185,756	$2,757,252	$(30,441,280)	$444,405	$22,946,133
Net comprehensive loss for the period	–	–	–	(4,158,274)	(82,523)	(4,240,797)
Share-based compensation (note 13)	–	–	109,405	–	–	109,405
Payments to non-controlling interest	–	–	–	–	(143,500)	(143,500)

Balance, March 31, 2020	58,418,443	$50,185,756	$2,866,657	$(34,599,554)	$218,382	$18,671,241

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Three months ended
	March 31, 2020	March 31, 2019

Cash (used in) provided by

Operating activities:
Loss for the period	$(4,240,797)	$(2,640,087)
Adjusted for:
Amortization	115,833	–
Depreciation	1,406,124	808,120
Interest expense	657,834	397,840
Interest income	(8,482)	(21,950)
Share-based compensation	109,405	294,159
Change in non-cash operating working capital:
Accounts receivable	(865,388)	(1,878,566)
Prepaid expenses and other	(53,316)	(148,496)
Accounts payable and accrued liabilities	343,154	23,252
Provisions	(18,792)	–
	(2,554,425)	(3,165,728)

Financing activities:
Bank loans advanced	–	84,096
Bank loans repaid	(26,158)	(52,594)
Lease liabilities repaid	(1,788,202)	(919,152)
Net non-controlling interest loans advanced	1,756	(15,869)
Distribution to non-controlling interest	(143,500)	(138,750)
	(1,956,104)	(1,042,269)

Investing activities:
Purchase of property, plant and equipment	–	(138,420)
Deferred and contingent consideration (note 5)	(224,402)	–
	(224,402)	(138,420)

Decrease in cash	(4,734,931)	(4,346,417)

Cash, beginning of year	7,947,607	9,381,600

Cash, end of year	$3,212,676	$5,035,183

See accompanying notes to condensed interim consolidated financial statements.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2020 and 2019
(Unaudited)

1.	Reporting entity:

Greenbrook TMS Inc. (the “Company”), an Ontario corporation along with its subsidiaries, controls and operates a network of outpatient mental health services centers that specialize in the provision of Transcranial Magnetic Stimulation (“TMS”) therapy for the treatment of depression and related psychiatric services.

Our head and registered office is located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4. Our United States corporate headquarters is located at 8405 Greensboro Drive, Suite 120, Tysons Corner, Virginia, USA, 22102.

2.	Basis of preparation:

(a)	Going concern:

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the basis of presentation outlined in note 2(b) on the assumption that the Company is a going concern and will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has experienced losses since inception and has negative cash flow from operating activities. More recently, given the impact that the COVID-19 (coronavirus) pandemic (“COVID-19”), including the related government-imposed social distancing and “shelter-in-place” measures, has had on the overall volumes of patient treatments, the overall cash flows of the Company have been negatively impacted. Although the Company anticipates that it will have positive cash flow from operating activities in the future, it expects it will require additional financing to fund its operating and investing activities until the global economic impact of COVID-19 subsides and the quantum of patient treatments return to pre-COVID-19 levels. Such financing is expected to be required in order for the Company to repay its short-term obligations. These conditions indicate the existence of a material uncertainty that may cast significant doubt as to the Company’s ability to continue as a going concern. The Company has implemented a number of mitigation strategies to address the impacts of COVID-19, including: a furlough of approximately 20-25% of the Company’s employees; a Company-wide hiring freeze; a 10% salary deferral by the Company’s executive management team; and a reduction in discretionary spending, as further noted in note 23. The Company also has strong supportive shareholders and a proven track record of successfully raising capital when required. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives and additional financing may not be available on favorable terms or at all.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2020 and 2019
(Unaudited)

2.	Basis of preparation (continued):

These condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate. If the going concern basis was not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the condensed interim consolidated statement of financial position classification used.

(b)	Statement of compliance:

These condensed interim consolidated financial statements for the three months ended March 31, 2020 have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the IASB. The disclosures contained in these condensed interim consolidated financial statements do not include all of the requirements of IFRS for annual consolidated financial statements. The condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2019.

These condensed interim consolidated financial statements comprise the accounts of Greenbrook TMS Inc., the parent company, and its subsidiaries. The Company accounts for its controlled subsidiaries using the consolidation method of accounting from the date that control commences and is deconsolidated from the date control ceases. All intercompany transactions and balances have been eliminated on consolidation.

These condensed interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) and authorized for issue by the Board on May 12, 2020.

3.	Significant accounting policies:

These condensed interim consolidated financial statements have been prepared using the significant accounting policies consistent with those applied in the Company’s December 31, 2019 audited consolidated financial statements.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2020 and 2019
(Unaudited)

3.	Significant accounting policies (continued):

The uncertainties around the outbreak of COVID-19 required the use of judgements and estimates which resulted in no material impacts for the period ended March 31, 2020. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustment to the carrying amounts of the following: goodwill and intangible assets impairment, leases, business combinations, provisions, litigations and claims.

4.	Recent accounting pronouncements:

There are no recent accounting pronouncements that are applicable or that are expected to have a significant impact on the Company.

5.	Business acquisition:

On September 26, 2019, the Company, through its wholly-owned subsidiary, TMS NeuroHealth Centers, Inc. (“TMS US”), completed the acquisition of all of the issued and outstanding membership interests of each of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively, “Achieve TMS”) for a purchase price of $10,596,912 (net of Achieve TMS’ cash), of which $2,611,044 of the purchase price was satisfied through the issuance of an aggregate of 1,431,736 common shares of the Company to the vendors and the remainder was settled in cash (the “Acquisition”).

In addition, a portion of the purchase price payable in respect of the Acquisition is subject to an earn-out based on the earnings before interest, tax, depreciation and amortization (EBITDA) achieved by Achieve TMS during the twelve-month period following the closing of the Acquisition. As at March 31, 2020, the Company estimates the purchase price payable in respect of the earn out to be nil (December 31, 2019 – nil).

Achieve TMS operates TMS centers in California, Oregon and Alaska, with a particular focus on deep TMS therapy. The Acquisition provided the Company with a national footprint of over 100 TMS centers and a platform for further West Coast expansion through excellent brand recognition, physician reputation and high visibility within the West Coast TMS community.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2020 and 2019
(Unaudited)

5.	Business acquisition (continued):

The Acquisition has been accounted for using the acquisition method of accounting. The allocation of the purchase price consideration for the Acquisition is preliminary and is comprised as follows:

Purchase consideration:

Cash	$6,886,812
Share issuance	2,611,044
Deferred and contingent consideration	1,274,402

$10,772,258

Net assets acquired:

Cash	$175,346
Current assets	886,392
Capital and other assets	6,321,730
Current liabilities	(1,233,400)
Long-term liabilities	(5,415,460)
Covenants not to compete	310,000
Management services agreement	6,020,000

$7,064,608

Goodwill	$3,707,650

The purchase price allocation is considered to be preliminary and subsequent adjustments during the measurement period may occur as the Company finalizes the purchase price in respect of deferred consideration held in escrow. The Company expects to finalize this determination during the three months ended September 30, 2020. The goodwill is primarily attributable to the ability to expand the Company’s national footprint and the synergies expected to result from combining Achieve TMS’ operations with the Company. Goodwill is deductible for tax purposes.

During the three months ended March 31, 2020, the Company paid $224,402 in deferred and contingent consideration (December 31, 2019 – nil). The remaining deferred and contingent consideration payable balance as at March 31, 2020 is $1,050,000 (December 31, 2019 – $1,274,402). The related cash is being held in an escrow account subject to finalization of the escrow conditions.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)
(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2020 and 2019
(Unaudited)

6.	Property, plant and equipment:

	Furniture and equipment	Leasehold improvements	TMS devices	Total

Cost

Balance, December 31, 2019	$175,416	$183,103	$1,792,984	$2,151,503
Additions	–	–	169,294	169,294
Asset disposal	–	–	(50,093)	(50,093)

Balance, March 31, 2020	$175,416	$183,103	$1,912,185	$2,270,704

Accumulated depreciation

Balance, December 31, 2019	$83,408	$5,291	$396,473	$485,172
Depreciation	7,773	6,398	59,242	73,413
Asset disposal	–	–	(4,413)	(4,413)

Balance, March 31, 2020	$91,181	$11,689	$451,302	$554,172

Net book value

Balance, December 31, 2019	$92,008	$177,812	$1,396,511	$1,666,331
Balance, March 31, 2020	84,235	171,414	1,460,883	1,716,532

7.	Intangible assets:

	Management service agreement	Covenant not to complete	Total

Cost

Balance, December 31, 2019	$6,020,000	$310,000	$6,330,000
Additions	–	–	–

Balance, March 31, 2020	$6,020,000	$310,000	$6,330,000

Accumulated amortization

Balance, December 31, 2019	$105,907	$16,362	$122,269
Amortization	100,333	15,500	115,833

Balance, March 31, 2020	$206,240	$31,862	$238,102

Net book value

Balance, December 31, 2019	$5,914,093	$293,638	$6,207,731
Balance, March 31, 2020	5,813,760	278,138	6,091,898

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2020 and 2019

(Unaudited)

8.	Right-of-use assets and leases liabilities:

The Company enters into lease agreements related to TMS devices and center locations. These lease agreements range from one year to eight years in length.

Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred.

Right-of-use assets, December 31, 2019	$25,430,956
Additions to right-of-use assets	2,483,428
Disposals to right-of-use assets	(169,294)
Depreciation on right-of-use assets	(1,332,711)

Right-of-use assets, March 31, 2020	$26,412,379

Lease liabilities have been measured by discounting future lease payments using a rate implicit in the lease or the Company’s incremental borrowing rate at January 1, 2019. The Company’s incremental borrowing rate applied during the period ended March 31, 2020 is 10% (December 31, 2019 – 10%).

Lease liabilities, December 31, 2019	$25,391,757
Additions to lease liabilities	2,476,703
Interest expense on lease liabilities	656,077
Payments of lease liabilities	(1,788,202)
Lease liabilities, March 31, 2020	26,736,335

Less: current portion of lease liabilities	5,195,652

Long-term portion of lease liabilities	$21,540,683

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2020 and 2019

(Unaudited)

9.	Accounts payable and accrued liabilities:

The accounts payable and accrued liabilities are as follows:

	March 31, 2020	December 31, 2019

Accounts payable	$5,827,349	$4,639,924
Accrued liabilities	1,527,654	2,371,925

Total	$7,355,003	$7,011,849

10.	Loans payable:

(a)	Bank loans:

	March 31, 2020	December 31, 2019

Bank loans	$179,661	$251,499
Short-term portion of loans payable	80,762	101,107

Long-term portion of loans payable	$98,899	$150,392

During the year ended December 31, 2018, the Company assumed loans from four separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The TMS device loans were assumed as part of partnerships with local physicians, behavioural health groups or other strategic investors, which own minority interests in certain center subsidiaries. These TMS device loans bear an average interest rate of 10% with average monthly blended interest and capital payments of $1,575 and mature (or matured, as applicable) during the years ended December 31, 2019 to December 31, 2023. There are no covenants associated with these loans.

During the year ended December 31, 2019, the Company assumed loans from two separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The TMS device loans were assumed as part of partnerships with local physicians, behavioural health groups or other investors, which own minority interests in certain center subsidiaries. These TMS device loans bear an average interest rate of 13% with average monthly blended interest and capital payments of $1,756 and mature during the year ended December 31, 2021.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2020 and 2019

(Unaudited)

10.	Loans payable (continued):

During the three months ended March 31, 2020, the Company was released from its obligations pertaining to one of the bank loans assumed during the year ended December 31, 2019 of $45,680 as a result of the disposal of the related TMS device. During this period, the Company also repaid TMS device loans totalling $26,158.

(b)	Non-controlling interest loans:

	March 31, 2020	December 31, 2019

Non-controlling interest loans	$71,430	$69,674

The non-controlling interest holder partners of the Company, from time to time, provide additional capital contributions in the form of capital loans to the Company’s subsidiaries. These loans bear interest at a rate of 10%, compounded on a monthly basis. The loans are unsecured and are repayable subject to certain liquidity and solvency requirements and are classified as current liabilities.

11.	Provisions:

During the year ended December 31, 2019, the Company provided for $18,792 relating to the planned restructuring of its billing department. The restructuring is a direct result of ongoing efforts to optimize the Company’s billing and reimbursement process subsequent to system conversions. This amount was paid in full during the three months ended March 31, 2020.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2020 and 2019

(Unaudited)

12.	Common shares:

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at December 31, 2019 and March 31, 2020, there were nil preferred shares issued and outstanding.

	Number	Total amount

December 31, 2019	58,418,443	$50,185,756

Common shares issuances	–	–

March 31, 2020	58,418,443	$50,185,756

13.	Contributed surplus:

Contributed surplus is comprised of share-based compensation and broker warrants.

(a)	Share-based compensation – stock options:

The Company operates an equity-settled, stock options-based payment compensation plan, under which the Company pays equity instruments of the Company as consideration in exchange for employee and similar services. The plan is open to employees, directors, officers and consultants of the Company and its affiliates.

The fair value of the grant of the options is recognized as an expense in the consolidated statements of net loss and comprehensive loss. The total amount to be expensed is determined by the fair value of the options granted. The total expense is recognized over the vesting period which is the period over which all of the service vesting conditions are satisfied. The vesting period is determined at the discretion of the Board and has ranged from immediate vesting to over three years. The maximum number of common shares reserved for issuance, in the aggregate, under the Company’s option plan (and under any other share-based compensation arrangements of the Company) is 10% of the aggregate number of common shares outstanding. As at March 31, 2020, this represented 5,841,844 common shares.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2020 and 2019

(Unaudited)

13.	Contributed surplus (continued):

The options have an expiry date of ten years from the applicable date of issue.

	March 31, 2020		December 31, 2019
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price

Outstanding, beginning of period	2,998,168	$1.36	2,670,000	$1.17
Granted	797,500	1.89	385,000	2.63
Exercised	–	–	(53,332)	1.02
Cancelled	–	–	(3,500)	1.00

Outstanding, end of period	3,795,668	$1.47	2,998,168	$1.36

The weighted average contractual life of the outstanding options as at March 31, 2020 was 6.5 years (December 31, 2019 – 6.8 years).

The total number of stock options exercisable as at March 31, 2020 was 2,676,833 (December 31, 2019 – 2,059,001).

During the three months ended March 31, 2020, the Company recorded a total share-based options compensation expense of $109,405 (March 31, 2019 – $294,159).

The following stock options were granted during the three months ended March 31, 2020:

(i)	The fair value of the stock options granted on February 3, 2020 was estimated to be $1.10 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 46.12% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 2.02%.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2020 and 2019

(Unaudited)

13.	Contributed surplus (continued):

The following stock options were granted during the year ended December 31, 2019:

(i)	The fair value of the stock options granted on June 28, 2019 was estimated to be $1.13 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 45.74% calculated based on a comparable company; remaining life of 4.5 years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 1.46%.

(ii)	The fair value of the stock options granted on May 9, 2019 was estimated to be $1.46 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 46.48% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 1.68%.

(iii)	The fair value of the stock options granted on March 27, 2019 was estimated to be $1.44 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 47.88% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 1.62%.

As at March 31, 2020, the total unvested compensation related to the options granted is approximately $1,060,551 (December 31, 2019 –$292,877) and will vest over the remaining average period of 0.86 years (December 31, 2019 – 0.44 years).

(b)	Broker warrants:

	March 31, 2020		December 31, 2019
	Number of broker warrants	Weighted average exercise price	Number of broker warrants	Weighted average exercise price

Outstanding, beginning of period	1,068,186	$2.22	503,646	$2.00
Granted	–	–	564,540	2.41
Expired	(463,920)	2.00	–	–

Outstanding, end of period	604,266	$2.39	1,068,186	$2.22

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2020 and 2019

(Unaudited)

13.	Contributed surplus (continued):

There were no broker warrants issued during the three months ended March 31, 2020.

The following broker warrants were issued during the year ended December 31, 2019:

(i)	On May 17, 2019, in connection with the public offering and concurrent private placement of common shares, the Company issued 241,500 and 323,040 broker warrants, respectively, to the underwriters of such transactions. Each broker warrant vested upon issuance thereof and entitles the holder to acquire one common share of the Company at an exercise price of C$3.25 and expires two years from the date of issue.

The fair value of the broker warrants granted on May 17, 2019 was estimated to be $0.63 per broker warrant using the Black-Scholes option pricing model based on the following assumptions: volatility of 44.83% calculated based on a comparable company; remaining life of 2.0 years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 1.69%.

The aggregate fair value of the issued broker warrants granted on May 17, 2019 of $355,660 is recognized as part of the transaction costs in respect of the public offering and concurrent private placement described above, which is reflected in the common shares equity reserve. Each broker warrant vests immediately upon the issuance thereof and has a term to expiry of two years from the date of issue.

The weighted average contractual life of the outstanding broker warrants as at March 31, 2020 was 1.1 years (December 31, 2019 – 0.8 years).

The total number of broker warrants exercisable as at March 31, 2020 was 604,266 (December 31, 2019 – 1,068,186).

The aggregate fair value of the broker warrants granted during the three months ended March 31, 2020 was nil (March 31, 2019 – nil).

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2020 and 2019

(Unaudited)

14.	Contingencies:

The Company may be involved in certain legal matters arising from time to time in the normal course of business. The Company records provisions that reflect management’s best estimate of any potential liability relating to these matters. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

15.	Pensions:

The Company has adopted a defined contribution pension plan for its employees whereby the Company matches contributions made by participating employees up to a maximum of 3.5% of such employees’ annual salaries. During the three months ended March 31, 2020, contributions, which were recorded as expenses within direct center and patient care costs, other regional and center support costs and corporate, general and administrative expenses, amounted to $260,689 (March 31, 2019 – $47,860).

16.	Income taxes:

During the three months ended March 31, 2020, there were no significant changes to the Company’s tax position.

17.	Risk management arising from financial instruments:

In the normal course of business, the Company is exposed to risks related to financial instruments that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

(a)	Fair value:

The carrying value of cash, accounts receivable and accounts payable and accrued liabilities approximates their fair value given their short-term nature.

The carrying value of the loans payable, lease liabilities and deferred and contingent consideration approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2020 and 2019

(Unaudited)

17.	Risk management arising from financial instruments (continued):

(b)	Credit risk:

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. The Company’s exposure to credit risk is mitigated in large part due to the majority of the accounts receivable balance being receivable from large, creditworthy medical insurance companies and government-backed health plans. The Company recognizes loss allowances for expected credit losses on financial assets measured at amortized cost when necessary. Loss allowances for accounts receivable are always measured at an amount equal to the expected credit losses for the subsequent 12-month period.

(c)	Liquidity risk:

Liquidity risk is the risk that the Company may encounter difficulty in raising funds to meet its financial commitments or can only do so at excessive cost. The Company ensures there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and its ability to draw on committed funds from its existing shareholders or to raise funds from external shareholders.

(d)	Currency risk:

Currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. The Company has minimal exposure to currency risk as substantially all of the Company’s revenue, expenses, assets and liabilities are denominated in U.S. dollars. The Company pays certain vendors and payroll costs in Canadian dollars from time to time, but due to the limited size and nature of these payments it does not give rise to significant currency risk.

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have financial instruments that result in material exposure.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2020 and 2019

(Unaudited)

18.	Capital management:

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its shareholders’ equity (deficit), including contributed surplus and deficit, as well as loans payable.

The Company’s primary uses of capital are to finance operations, finance new center start-up costs, increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders. The Company, as part of its annual budgeting process, evaluates its estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this cash budget and taking into account its anticipated cash flows from operations and its holdings of cash, the Company validates that it has the sufficient capital or the ability to draw the required funds from shareholder commitments.

19.	Related party transactions:

Transactions with significant shareholder – Greybrook Health Inc.:

As at March 31, 2020, $98,505 is included in accounts payable and accrued liabilities for amounts payable for management services rendered and other overhead costs incurred by Greybrook Health Inc. in the ordinary course of business (December 31, 2019 – $58,954). These amounts were recorded at their exchange amount, being the amount agreed to by the parties.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2020 and 2019

(Unaudited)

20.	Basic and diluted loss per share:

	Three months ended
	March 31,	March 31,
	2020	2019

Net loss attributable to the shareholders of:
Greenbrook TMS	$(4,158,274)	$(2,570,422)

Weighted average common shares outstanding:
Basic and diluted	53,828,597	47,524,375

Loss per share:
Basic and diluted	$(0.08)	$(0.05)

For the three months ended March 31, 2020, the effect of 3,795,668 options (March 31, 2019 – 2,831,500) have been excluded from the diluted calculation because this effect would be anti-dilutive.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2020 and 2019

(Unaudited)

21.	Non-controlling interest:

As a result of operating agreements with each of the following non-wholly owned entities, the Company has control over these entities under IFRS, as the Company has power over all significant decisions made by these entities and thus 100% of the financial results of these subsidiaries are included in the Company’s consolidated financial results.

	Year	Ownership
Name	incorporated	interest

Greenbrook TMS Arlington LLC	2018	70%
Greenbrook TMS Austin Central LLC	2018	80%
Greenbrook TMS Cary LLC	2016	75%
Greenbrook TMS Central Florida LLC	2019	90%
Greenbrook TMS Chapel Hill LLC	2017	90%
Greenbrook TMS Christiansburg LLC	2018	70%
Greenbrook TMS Cleveland LLC	2018	80%
Greenbrook TMS Connecticut LLC	2018	80%
Greenbrook TMS Easton LLC	2017	80%
Greenbrook TMS Fairfax LLC	2016	60%
Greenbrook TMS Greensboro LLC	2017	70%
Greenbrook TMS Houston LLC	2018	80%
Greenbrook TMS Lynchburg LLC	2017	70%
Greenbrook TMS Midlothian LLC	2016	80%
Greenbrook TMS Mooresville LLC	2018	80%
Greenbrook TMS Newport News, LLC	2016	75%
Greenbrook TMS North Detroit LLC	2019	90%
Greenbrook TMS North Raleigh LLC	2016	75%
Greenbrook TMS Roanoke LLC	2017	70%
Greenbrook TMS St. Louis LLC	2018	60%
Greenbrook TMS St. Petersburg LLC	2019	90%
Greenbrook TMS South Carolina LLC	2019	90%
Greenbrook TMS West Hartford LLC	2018	80%
Greenbrook TMS Wilmington LLC	2017	70%
Greenbrook TMS Winston-Salem LLC	2018	80%
TMS NeuroHealth Centers Ashburn, LLC	2015	51%
TMS NeuroHealth Centers Charlottesville, LLC	2014	65%
TMS NeuroHealth Centers Frederick, LLC	2015	75%
TMS NeuroHealth Centers Glen Burnie, LLC	2015	70%
TMS NeuroHealth Centers Greenbelt, LLC	2014	75%
TMS NeuroHealth Centers Reston, LLC	2014	51%
TMS NeuroHealth Centers Richmond, LLC	2014	65%
TMS NeuroHealth Centers Rockville, LLC	2014	51%
TMS NeuroHealth Centers Virginia Beach, LLC	2015	70%
TMS NeuroHealth Centers Woodbridge, LLC	2016	70%

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2020 and 2019

(Unaudited)

21.	Non-controlling interest (continued):

The following table summarizes the aggregate financial information for the above-noted entities, as at March 31, 2020 and December 31, 2019:

	March 31,	December 31,
	2020	2019

Cash	$624,737	$1,033,584
Accounts receivable, net	7,310,303	6,389,384
Prepaid expenses and other	443,496	448,550
Property, plant and equipment	985,387	889,798
Right-of-use assets	10,282,819	10,348,295
Accounts payable and accrued liabilities	1,399,652	1,237,548
Lease liabilities	10,295,218	10,167,498
Loans payable	6,597,578	5,280,287
Profit attributable to the shareholders of Greenbrook TMS	1,135,913	1,979,874
Profit attributable to non-controlling interest	222,721	305,244
Distributions paid to non-controlling interest	(1,010,130)	(866,630)
Subsidiary investment by non-controlling interest	–	405,000
Historical subsidiary investment by non-controlling interest	1,005,791	600,791

	March 31,	March 31,
	2020	2019

Revenue	$4,240,797	$4,572,824
Net loss attributable to the shareholders of Greenbrook TMS	(633,031)	(358,225)
Net loss attributable to non-controlling interest	(82,523)	(69,665)

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2020 and 2019

(Unaudited)

22.	Expenses by nature:

The components of the Company’s other regional and center support costs include the following:

	Three months ended
	March 31,	March 31,
	2020	2019

Salaries and bonuses	$2,526,190	$1,251,421
Marketing expenses	867,102	464,041

Total	$3,393,292	$1,715,462

The components of the Company’s corporate, general and administrative expenses include the following:

	Three months ended
	March 31,	March 31,
	2020	2019

Salaries and bonuses	$2,623,430	$1,460,101
Marketing expenses	305,448	204,346
Professional and legal fees	402,612	195,824
Computer supplies and software	213,384	110,483
Travel, meals and entertainment	125,612	143,712
Other	206,010	217,876

Total	$3,876,496	$2,332,342

23.	Subsequent events:

(a)	COVID-19 business impact:

In response to the business impact of COVID-19, the Company has implemented a number of mitigation strategies to address the impacts of COVID-19, including: a furlough of approximately 20-25% of the Company’s employees; a Company-wide hiring freeze; a 10% salary deferral by the Company’s executive management team; and a reduction in discretionary spending.

GREENBROOK TMS INC.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2020 and 2019

(Unaudited)

23.	Subsequent events (continued):

(b)	Paycheck protection program loan:

On April 21, 2020, the Company entered into a promissory note with U.S. Bank National Association (the “Lender”), evidencing an unsecured loan in the amount of $3,080,760 (the “Loan”) made to the Company under the United States Paycheck Protection Program (the “PPP”). The PPP is a program organized by the U.S. Small Business Administration established under the recently-enacted Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The Loan bears interest at a fixed rate of 1.0% per annum with a maturity date of two years from the date of the Loan. Interest payments are deferred for the first six months under the Loan, and the Loan will be forgiven in its entirety provided that the proceeds from the Loan are used by the Company to cover payroll costs, rent and utilities during the eight-week period following the Loan origination date.

As federal authorities continue to update relevant policies and guidelines regarding the PPP, including some that have retroactive effect, the Company is monitoring these developments and assessing any changes in the Company’s eligibility for the PPP or any other subsidies or support mechanisms under the CARES Act.

(c)	Public offering of common shares:

On May 5, 2020, the Company announced that it had launched an overnight marketed offering on a “best efforts” basis (the “Offering”) of common shares of the Company (the “Offered Shares”). On May 6, 2020, the Company announced that it had completed pricing of the Offering, pursuant to which the Company intends to issue a minimum of 8,484,849 Offered Shares and a maximum of 10,909,091 Offered Shares at a price of C$1.65 per Offered Share for gross proceeds of a minimum of approximately C$14,000,000 and a maximum of approximately C$18,000,000. The Company intends to use the net proceeds from the Offering to fund operating activities and for other working capital and general corporate purposes. Closing of the Offering is subject to raising gross proceeds of a minimum of approximately C$14,000,000 and a number of customary conditions, including, without limitation, receipt of all regulatory and stock exchange approvals.